№                           date

VIA EDGAR

April 3, 2009

Mr. John Cash

Accounting Branch Chief

U. S. Securities and Exchange Commission

Mail Stop 7010

Washington, D.C. 20549-7010

United States of America

Re:                               Mechel OAO (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2007 (the “Form 20-F”)
File No. 1-32328
Response to follow-up comment letter dated March 23, 2009

Dear Mr. Cash:

This letter responds to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the Form 20-F set forth in the Staff’s follow-up letter dated March 23, 2009.  We appreciate your continuing efforts towards the review of our Form 20-F.

Liquidity and Capital Resources, page 138

1.                          We note your response to prior comment 13. Given the current global credit environment, unless you believe that non-compliance with your debt covenants is remote, please provide a quantitative analysis in future filings of your required and actual financial ratios for each significant debt covenant during the periods presented and address the potential risks and consequences of non-compliance.

Response

We will provide the disclosure as requested.

Critical Accounting Policies and Estimates, page 147

2.                          We note your response to prior comment 15. We understand the complexities involved in and the multiple locations of your operations impact the varying factors, assumptions, and rates underlying your critical accounting estimates. However, Section 5 of Release No 33-8380 indicates the purpose of these required disclosures is to address the implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. Based on the nature and materiality of your designated critical accounting policies, in addition to your proposed enhanced narrative discussion, please also provide quantification of the most significant underlying estimates and assumptions related to each critical accounting policy and a sensitivity analysis showing the impact of changes in those estimates and assumptions.

Mechel OAO

Krasnoarmeyskaya Ul. 1, Moscow, 125993, Russian Federation

Tel: +7-495-221-8888, fax: +7-495-221-8800, e-mail: mechel@mechel.com, www.mechel.com

Response

We understand and acknowledge your comment. In future filings we will expand our discussion as appropriate in an attempt to provide greater insight into the material assumptions, methods, and estimates underlying each critical accounting policy.

We will provide more information, including additional quantification, where applicable, to the most critical areas of MD&A and Financials attached to the 20-F. e.g.:

•                  Goodwill & Negative Goodwill, Recent Acquisitions, Mineral Licenses, Long-Lived Assets impairment, Asset Retirement Obligations - enhanced description of most critical assumptions like forecast period determination, growth and discount rates, sensitivity analyses, where applicable etc.;

•                  Management estimates - enhanced information on calculation methods and sensitivity of Bad Debt Provision and Inventory Net Realizable Value adjustments.

We also continue our focus on other improvements and additions to disclosures of other significant or complex accounting areas which are measured, to a significant extent, on the basis of management’s estimates.

* * * *

In connection with our responses above, we acknowledge that

•              the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us should you have any questions or require any clarifications relating to the responses above.

Sincerely,

/s/ Stanislav A. Ploschenko

Stanislav A. Ploschenko
Chief Financial Officer

Copies to:

Bret Johnson

Anne McConnell

George K. Schuler

Errol Sanderson

Pamela Long